EXHIBIT 99.1

O2Micro to Announce Fourth Quarter 2021 Results and Revises Fourth Quarter 2021 Financial Guidance

GEORGE TOWN, Cayman Islands, Jan. 04, 2022 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, will announce its financial results for the Fourth Quarter ending December 31, 2021, on Wednesday, January 26, 2022.

O2Micro also revised its guidance for the Fourth Quarter of 2021 and now expects revenue to be in the range of $24 million primarily due to short term supply chain issues with one of the wafer suppliers supporting their Intelligent Lighting product lines.

The press release will be followed by a conference call at 6:00 a.m. (US Pacific), 9:00 a.m. (US Eastern). You may participate using the following dial-in information:

Conference Code: 3331619
Participants, Int'l Toll: +1 323-701-0160
Participants, US/CAN: 800-289-0720

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

The Call-in Audio Replay will be available following the call from Jan 26, 2022, at 12:00PM Eastern Time (US & Canada) through February 9, at 12:00PM Eastern Time (US & Canada)
https://events.globalmeet.com/Public/WebRegistration/ZW5jPXNhQWNoekF6VkljSFQ2ZjhvVWZhZTBXQjZzU0ZBaU9DNFIzcUF2RFcrcSt3WU5HZTN0M3lzQ1dnd1lMOXlFSlRGMEhXSnQreGtWeEhUdFNhTnpxYXpBPT0=

About O2Micro
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include Backlighting, Battery Management, Power Management and LED General Lighting.

The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg - Investor Relations, O2Micro - ir@o2micro.com
Joe Hassett - Gregory Communications - joeh@gregoryfca.com